
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 7, 2013

<u>Via E-mail</u>
Kyle Ross
Executive Vice President and Chief Financial Officer
SGH Holdco, Inc.
15303 Ventura Boulevard, Suite 1600
Sherman Oaks, CA 91403

> **Re: SGH Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2013**
> **File No. 333-191685**
> **Signature Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 12, 2013**
> **File No. 001-08007**

Dear Mr. Ross:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1.   It appears that SGH Holdco intends to treat itself as a successor to Signature Group Holdings after consummation of the reincorporation merger for purposes of the Exchange Act and Securities Act. Please provide a detailed analysis as to the ability to do so, citing all authority on which you rely.

Registration Fee Table

2.   We see from your disclosure on page 25 that you have a stockholder rights plan in effect
        that will be assumed by SGH Holdco in connection with the reincorporation. Please add
        the rights to your fee table. For guidance, please refer to Compliance and Disclosure
        Interpretations Securities Act Forms Question 126.09. Please also file a legality opinion
        with respect to those rights. For guidance, please refer to Staff Legal Bulletin 19 section
        II.B.1.g.

Material U.S. Federal Income Tax Consequences, page 9

3.   We note your disclosure here and elsewhere throughout the filing that the reincorporation
        "is intended to be a tax-free reorganization" and that you "expect" that stockholders will
        not recognize any gain or loss as a result of the transaction. Please revise to provide
        unequivocal disclosure of what the tax consequences will be, not what you expect or
        intend them to be.

4.   We note your disclosure in the second paragraph under this caption that, excluding the
        impact of dissenters' rights, the reincorporation "may result in a very slight shift... in the
        company's current share ownership." Please revise to clarify how that result could occur,
        particularly given your disclosure on pages 3 and 13 that after the completion of the
        reincorporation, shareholders will own the same number of shares of SGH Holdco's
        common stock as they owned of Signature Group Holdings' common stock immediately
        prior to the reincorporation.

Risk Factors, page 11

5.   Please add a risk factor about the conditions to completion of the reincorporation that you
        disclose on page 8. Also please provide a separate risk factor addressing the
        consequences of shareholders exercising their dissenters' rights, as disclosed on page 9.

Conditions to Completion of the Reincorporation, page 12

6.   Please disclose here and elsewhere, as appropriate, the circumstances under which the
        conditions to the reincorporation may be waived.

Certain Other Anti-Takeover, Limited Liability and Indemnification Provisions, page 27

7.   We note your disclosure concerning forum selection on page 28. Several lawsuits are
        currently challenging the validity of choice of forum provisions in certificates of
        incorporation. Please disclose that although you have included a choice of forum clause
        in your amended and restated certification of incorporation, it is possible that a court
        could rule that such provision is inapplicable or unenforceable.

Comparison of Stockholder Rights . . ., page 29

8.   Your disclosure may not be qualified by reference to statutes. Please revise the third
        sentence of the second paragraph on this page accordingly.

Exhibit 8.1

9.   Please note that limitations on reliance in tax opinions are inappropriate. Please revise
        the penultimate paragraph of this exhibit to remove the limitations on reliance. Refer to
        Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011). Further, the last
        sentence of the fourth paragraph appears to contain an inappropriate disclaimer. Please
        revise accordingly.

Form 10-K for fiscal year ended December 31, 2012

Item 5. Market for Registrant's Common Equity, page 18

10.   Please tell us what you mean by the term "registered shareholders."

Consolidated Statements of Operations, page F-3

11.   We note that you present the line item "Loss from continuing operations before
        reorganization items, net and income taxes." Please explain to us how your presentation
        of this line item complies with Item 10(e)(ii)(C) of Regulation S-K.

Note 2 – Financial Statement Presentation and Significant Accounting Policies, page F-7

Cash and cash equivalents, page F-9

12.   We note from your disclosures here and in footnote 3 that you present restricted cash
        within your cash and cash equivalent balance. Please revise future filings to present
        restricted cash separate from your cash and cash equivalents on the face of the balance
        sheet and exclude restricted cash from the cash total in the Statement of Cash Flows.
        Alternatively, explain how your current presentation complies with FASB ASC 230 and
        Rule 5-02.1 of Regulation S-X.

Discontinued Operations, page F-14

13.   We note that in the fourth quarter of 2012, you decided to limit your support for Cosmed
        and you are evaluating strategic alternatives for Cosmed's intellectual property.
        Additionally we note that you reclassified the assets, liabilities and results of operations
        to discontinued operations for all periods presented. Please provide more details
        regarding your evaluation of strategic alternatives, including a discussion of how you met
        the criteria of ASC 360-10-45-9 for classification of Cosmed as a discounted operation.

Form 10-Q for quarter ended June 30, 2013

Condensed Consolidated Statements of Cash Flows, page 5

14.   We note that you have classified the proceeds from your sale of your loans held for sale in operating activities. Please explain to us how you considered the guidance in FASB ASC paragraph 230-10-45-12 in determining the proper statement of cash flow classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Murray A. Indick, Esq.
                        Crowell & Moring LLP